Rock Resources Inc.

#910 - 510 Burrard Street Vancouver, B.C. V6C 3A8

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

02 APR 25 AM 11:43

82-4504

CDNX RCK

SUPPL

April 8, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

02028614

Dear Sirs:

RE: Form 27 (Material Change Report) Dated April 8, 2002
Pursuant to News Release Dated April 8, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Thomas J. Kennedy

Thomas J. Kennedy, B.Comm., LL.B.
President

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

dlw 4/25

Encl.

cc: Canadian Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

April 8, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

April 8, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company has entered into a corporate communications employment contract with James MacFarlane.

Item 5 **Full Description of Material Change**

Corporate Communications Team

The Company is pleased to announce that it has entered into a corporate communications employment contract with James MacFarlane. His compensation is $2,000./month. This remuneration will be paid from general working capital and the term of employment is monthly. James MacFarlane does not have a direct or indirect interest in the company by way of share ownership. James MacFarlane does not have a right to acquire shares other than from the granting of employee stock options.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Thomas J. Kennedy
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 11, 2002
(date)

"Thomas J. Kennedy"

(signature)

Thomas J. Kennedy

(name)

President

(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

April 11, 2002

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the Canadian Venture Exchange, it has granted Incentive Stock Options in the amount of 230,000 shares, exercisable on or before April 11, 2003 at a price of $1.00 per share. There is a 4 month hold period on CDNX approved stock options.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CDNX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

Rock Resources Inc.

#910 - 510 Burrard Street Vancouver, B.C. V6C 3A8

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

02 APR 25 AM 11:43

CDNX RCK

April 11, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated April 11, 2002
Pursuant to News Release Dated April 11, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Thomas J. Kennedy

Thomas J. Kennedy, B.Comm., LL.B.
President

Encl.

cc: Canadian Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

April 11, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

April 11, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company has granted incentive stock options in the amount of 230,000 shares, exercisable on or before April 11, 2003.

Item 5 **Full Description of Material Change**

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the Canadian Venture Exchange, it has granted Incentive Stock Options in the amount of 230,000 shares, exercisable on or before April 11, 2003 at a price of $1.00 per share. There is a 4 month hold period on CDNX approved stock options.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Thomas J. Kennedy
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 11, 2002
(date)

"Thomas J. Kennedy"

(signature)

Thomas J. Kennedy

(name)

President

(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

March 7, 2002

Rock Resources Inc. (CDNX symbol: RCK) is pleased to announce the appointment of Graeme William Rowland to the Board of Directors of the Company, effective March 6, 2002. Graeme Rowland will have the responsibility for assisting the board in the formulation of long term corporate goals and determining the steps necessary to achieve those goals.

Over several years, Graeme Rowland has been instrumental in assisting the Company with financings through European investors.

The Board of Directors is pleased to have Graeme Rowland utilize his financial skill sets to assist in achieving its capital raising criteria to fund ongoing projects and to provide scrutiny of projects introduced to the Company.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CDNX RCK

Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com